SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

  Information to be Included in the Statements Filed Pursuant to Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                            COVISTA COMMUNICATIONS, INC.

                     (f/k/a TOTAL-TEL USA COMMUNICATIONS, INC.)
                                 (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.05 PER SHARE
                            (Title of Class of Securities)

                                     223574 10-4
                                    (CUSIP Number)

                                    KEVIN A. ALWARD
                                    182 Powell Road
                               Allendale, New Jersey 07401
                                    (201) 934-9342
               (Name, Address and Telephone Number of Person Authorized
                         to Receive Notice and Communications)

                                      APRIL 13, 2001
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 13
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                             SCHEDULE 13D/A

----------------------                               ------------------------
CUSIP No. 223574 10-4                                  Page 2 of 13
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1.  NAME OF REPORTING PERSON:  Kevin A. Alward
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                              PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER             1,115,424
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        1,115,424
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,115,424
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.31% (based on
    10,819,405 shares outstanding at 10/19/01)
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14. TYPE OF REPORTING PERSON                     IN
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----------------------                               ------------------------
CUSIP No. 223574 10-4                                  Page 3 of 13
----------------------                               ------------------------
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1.  NAME OF REPORTING PERSON:  ELKA PARK SEVEN, LLC
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3722222
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              WC
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION         New Jersey
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NUMBER OF               7.     SOLE VOTING POWER             78,839
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        78,839
REPORTING              -------------------------------------------------------
PERSON WITH:           10.     SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 78,839
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .73% (based on
    10,819,405 shares outstanding at 10/19/01)
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14. TYPE OF REPORTING PERSON                     OO
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----------------------                               ------------------------
CUSIP No. 223574 10-4                                  Page 4 of 13
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1.  NAME OF REPORTING PERSON: ALWARD INVESTMENT ASSOCIATES, LLC
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-3601847
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              WC
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         New Jersey
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NUMBER OF               7.     SOLE VOTING POWER             23,500
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        23,500
REPORTING              -------------------------------------------------------
PERSON WITH:           10.     SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,500
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .22% (based on
    10,819,405 shares outstanding at 10/19/01)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     OO
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
----------------------                               ------------------------
CUSIP No. 223574 10-4                                  Page 5 of 13
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1.  NAME OF REPORTING PERSON: KEVIN AND BELINDA ALWARD GRANTOR RETAINED
                              ANNUITY TRUST
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-6774075
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              WC
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         New Jersey
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER             59,000
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        59,000
REPORTING              -------------------------------------------------------
PERSON WITH:           10.     SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 59,000
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .55% (based on
    10,819,405 shares outstanding at 10/19/01)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     OO
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

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CUSIP No. 223574 10-4                                  Page 6 of 13
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1.  NAME OF REPORTING PERSON: ALWARD GENERATION-SKIPPING TRUST
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-6848993
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              WC
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         NEW JERSEY
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER             93,258
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -------------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        93,258
REPORTING              -------------------------------------------------------
PERSON WITH:           10.     SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 93,258
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .86% (based on
    10,819,405 shares outstanding at 10/19/01)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     OO
------------------------------------------------------------------------------

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CUSIP No. 223574 10-4                                  Page 7 of 13
----------------------                               ------------------------
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1.  NAME OF REPORTING PERSON: ALWARD CHILDREN'S TRUST
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 22-6781918
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                              (b)   [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              WC
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         New Jersey
------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER             93,258
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER        93,258
REPORTING              -------------------------------------------------------
PERSON WITH:           10.     SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 78,839
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .86% (based on
    10,819,405 shares outstanding at 10/19/01)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     OO
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

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $.05 per share (the "Common Shares"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at Overlook at Great Notch, 150 Clove Road, Little Falls, New Jersey 07054.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) (1)  Kevin A. Alward
             (2) Elka Park Seven, LLC ("Elka Park"), a New Jersey limited liability company of which Kevin Alward is the sole manager
             (3) Alward Investment Associates, LLC ("Alward Investment Associates"), a New Jersey limited liability company of which Kevin Alward is the sole manager
             (4) Kevin and Belinda Alward Grantor Retained Annuity Trust (the "Retained Annuity Trust"), a New Jersey trust of which Kevin Alward is the sole trustee
             (5) Alward Generation-Skipping Trust (the "Generation-Skipping Trust"), a New Jersey trust of which Philander Alward, who is Kevin Alward's father, is the sole trustee
             (6) Alward Children's Trust (the "Children's Trust"), a New Jersey trust of which Philander Alward, who is Kevin Alward's father, is the sole trustee

         (b) (1)  182 Powell Road
                  Allendale, NJ 07401

             (2)  182 Powell Road
                  Allendale, NJ 07401

             (3)  182 Powell Road
                  Allendale, NJ 07401

             (4)  182 Powell Road
                  Allendale, NJ 07401

             (5)  87 East Crescent Avenue
                  Allendale, NJ 07401

             (6)  87 East Crescent Avenue
                  Allendale, NJ 07401

         (c) (1) Mr. Alward is the Chief Operating Officer and a member of the Board of Directors of the Issuer.

             (2) The principal business of Elka Park business is investing assets held for the benefit of Kevin Alward and members of his family and friends.

             (3) The principal business of Alward Investment Associates is investing assets held for the benefit of Kevin Alward, his wife and the Children's Trust.

             (4) The principal business of the Retained Annuity Trust is investing assets held for the benefit of Kevin Alward, his wife and their minor children.
                                Page 8 of 13
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             (5)  The principal business of the Generation-Skipping Trust is investing assets held for the benefit of the lineal descendants of Kevin Alward. Philander Alward is self-employed and semi-retired.

             (6) The principal business of the Children's Trust is investing assets held for the benefit of the children of Kevin Alward. Philander Alward is self-employed and semi-retired.

         (d) (1) Not applicable
             (2) Not applicable
             (3) Not applicable
             (4) Not applicable
             (5) Not applicable
             (6) Not applicable

         (e) (1) Not applicable
             (2) Not applicable
             (3) Not applicable
             (4) Not applicable
             (5) Not applicable
             (6) Not applicable

         (f) (1) United States of America
             (2) New Jersey
             (3) New Jersey
             (4) New Jersey
             (5) New Jersey
             (6) New Jersey

ITEM 3. SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 29, 2001, the Issuer acquired Blink Data Corporation ("Blink"), of which Mr. Alward was a founder in a merger transaction in consideration for Common Shares. Pursuant to such merger, Mr. Alward acquired 115,424 Common Shares, Elka Park acquired 28,839 Common Shares, the Children's Trust acquired 43,258 Common Shares, and the Generation Skipping Trust acquired 43,258 shares, respectively, in consideration for the shares they held in Blink.

Between April 13, 2001 and April 30, 2001, Mr. Alward purchased 741,000 Common Shares, Elka Park purchased 50,000 Common Shares, Alward Investment Associates purchased 23,500 Common Shares, the Retained Annuity Trust purchased 59,000 Common Shares, the Children's Trust purchased 50,000 Common Shares and the Generation-Skipping Trust purchased 50,000 Common Shares, all at a price of $2.00 per share, or an aggregate purchase price of $2,000,000. All such funds were directly or indirectly provided out of the personal funds of Kevin Alward.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock held by the Reporting Persons are held solely for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a) through
(j) of this Item 4.

                                   Page 9 of 13
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)(1) Kevin A. Alward is the beneficial owner of 1,115,424 Common Shares, including 954,085 Common Shares owned of record by Mr. Alward, 78,839 Common Shares owned of record by Elka Park, 23,500 Common Shares owned of record by Alward Investment Associates and 59,000 Common Shares owned of record by the Retained Annuity Trust. The foregoing excludes 93,258 Common Shares owned of record by the Generation-Skipping Trust and 93,258 Common Shares owned of record by the Children's Trust. Mr. Alward's father, Philander Alward, is the Trustee of both the Alward Children's Trust and the Generation-Skipping Trust. Kevin Alward has no voting or dispositive power with respect to the Common Shares owned by the Alward Children's Trust and the Generation-Skipping Trust and therefore expressly disclaims beneficial ownership of such Common Shares.

        (2) Elka Park is the record and beneficial owner of 28,839 Common
Shares.

        (3) Alward Investment Associates is the record and beneficial owner of 23,500 Common Shares.

        (4) The Retained Annuity Trust is the record and beneficial owner of 59,000 Common Shares.

        (5) The Children's Trust is the record and beneficial owner of 93,258 Common Shares.

        (6) The Generation-Skipping Trust is the record and beneficial owner of 93,258 Common Shares.

     (b) (1) The number of shares of Common Stock to which Kevin Alward has sole and shared voting and dispositive power, which includes all Common Shares owned of record by Kevin Alward, Elka Park, Alward Investment Associates and the Retained Annuity Trust, is:

         (i)     sole power to vote or to direct the vote:      1,115,424

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                               1,115,424

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

     (b) (2) The number of shares of Common Stock to which Elka Park has sole and shared power to vote is:

         (i)     sole power to vote or to direct the vote:         78,839

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                                  78,839

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

                                Page 10 of 13
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
     (b) (3) The number of shares of Common Stock to which Alward Investment Associates has sole and shared power to vote is:

         (i)     sole power to vote or to direct the vote:         23,500

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                                  23,500

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

     (b) (4) The number of shares of Common Stock to which the Retained Annuity Trust has sole and shared power to vote is:

         (i)     sole power to vote or to direct the vote:         59,000

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                                  59,000

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

     (b) (5) The number of shares of Common Stock to which the Generation-Skipping Trust has sole and shared power to vote is:

         (i)     sole power to vote or to direct the vote:         93,258

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                                  93,258

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

     (b) (6) The number of shares of Common Stock to which the Children's Trust has sole and shared power to vote is:

         (i)     sole power to vote or to direct the vote:         93,258

        (ii)     shared power to vote or to direct the vote:            0

       (iii)     sole power to dispose or to direct
                 the disposition:                                  93,258

        (iv)     shared power to dispose or to direct
                 the disposition:                                       0

     (c)(1)  None
        (2)  None

     (d) Not applicable

     (e) Not applicable
                                   Page 11 of 13
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
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this
     Schedule 13D.







































                                 Page 12 of 13
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                          SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2001
                                         /s/ Kevin A. Alward
                                         ---------------------------
                                         Kevin A. Alward


                                         ELKA PARK SEVEN, LLC


                                         By:  /s/ Kevin A. Alward
                                             -----------------------------
                                             Kevin A. Alward, Manager


                                   ALWARD INVESTMENT ASSOCIATES, LLC


                                         By:  /s/ Kevin A. Alward
                                             -----------------------------
                                             Kevin A. Alward, Manager


                                   KEVIN AND BELINDA ALWARD
                                   RETAINED ANNUITY TRUST

                                         By:  /s/ Kevin A. Alward
                                             -----------------------------
                                             Kevin A. Alward, Trustee


                                   ALWARD GENERATION-SKIPPING TRUST


                                         By:  /s/ Philander Alward
                                             -----------------------------
                                             Philander Alward, Trustee


                                   ALWARD CHILDREN'S TRUST


                                         By:  /s/ Philander Alward
                                             -----------------------------
                                             Philander Alward, Trustee


                               Page 13 of 13